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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                             THE CHILE FUND, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   168834109
--------------------------------------------------------------------------------
                                (CUSIP Number)

Andrew Pegge                           Jeffry S. Hoffman
Laxey Partners Limited                 Swidler Berlin Shereff Friedman, LLP
Stanley House                          The Chrysler Building
7-9 Market Hill                        405 Lexington Avenue
Douglas                                New York, NY  10174
Isle of Man IM1 2BF                    (212) 891-9260
011 44 01624 690 900


------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 8, 2002
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------------------------------------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification No. of Above Persons (entities only)

      THE VALUE CATALYST FUND LIMITED
      NO I.R.S. IDENTIFICATION NO.
----- --------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)                       (a) [X]
                                                                                                (b) [ ]
----- --------------------------------------------------------------------------------------------------
3)    SEC Use Only

----- --------------------------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
      OO
----- --------------------------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]

----- --------------------------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
      CAYMAN ISLANDS
----- --------------------------------------------------------------------------------------------------
     Number of       7)   Sole Voting Power
      Shares              0
   Beneficially      ---- ------------------------------------------------------------------------------
     Owned by        8)   Shared Voting Power
       Each               264,451 SHARES
     Reporting       ---- ------------------------------------------------------------------------------
      Person         9)   Sole Dispositive Power
       With               0
-------------------- ---- ------------------------------------------------------------------------------
                     10)  Shared Dispositive Power
                          264,451 SHARES
----- --------------------------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      264,451 SHARES
----- --------------------------------------------------------------------------------------------------
12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      [ ]

----- --------------------------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)
      2.6%**
----- --------------------------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      IV*
----- --------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.
**Percent of Class based on last available publicly disclosed number of outstanding shares of Common Stock less the total shares of Common Stock accepted by issuer in Tender Offer.

--------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------------------------------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     LAXEY INVESTORS LIMITED
     NO I.R.S. IDENTIFICATION NO.
---- ---------------------------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)                        (a) [X]
                                                                                                (b) [ ]
---- ---------------------------------------------------------------------------------------------------
3)   SEC Use Only

---- ---------------------------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     OO
---- ---------------------------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            [ ]
---- ---------------------------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     BRITISH VIRGIN ISLANDS
---- ---------------------------------------------------------------------------------------------------
     Number of       7)    Sole Voting Power
      Shares               0
   Beneficially      ----- -----------------------------------------------------------------------------
     Owned by        8)    Shared Voting Power
       Each                264,451 SHARES
     Reporting       ----- -----------------------------------------------------------------------------
      Person         9)    Sole Dispositive Power
       With                0
-------------------- ----- -----------------------------------------------------------------------------
                     10)   Shared Dispositive Power
                           264,451 SHARES
---- ---------------------------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     264,451 SHARES
---- ---------------------------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)       [ ]

---- ---------------------------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     2.6%**
---- ---------------------------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IV*
---- ---------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.
**Percent of Class based on last available publicly disclosed number of outstanding shares of Common Stock less the total shares of Common Stock accepted by issuer in Tender Offer.

--------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------------------------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS L.P.
          NO I.R.S. IDENTIFICATION NO.
--------- ----------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                   (a) [X]
                                                                                                (b) [ ]
--------- ----------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- ----------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          OO
--------- ----------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [ ]
--------- ----------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          DELAWARE
--------- ----------------------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ---------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  195,719 SHARES
     Reporting       ------- ---------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
-------------------- ------- ---------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             195,719 SHARES
--------- ----------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          195,719 SHARES
--------- ----------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]

--------- ----------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          1.9%**
--------- ----------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          PN, IV*
--------- ----------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.
**Percent of Class based on last available publicly disclosed number of outstanding shares of Common Stock less the total shares of Common Stock accepted by issuer in Tender Offer.

--------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- ----------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                   (a) [X]
                                                                                                (b) [ ]
--------- ----------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- ----------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- ----------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [ ]
--------- ----------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          ISLE OF MAN
-------------------- ------- ---------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ---------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  1,218,149 SHARES
     Reporting       ------- ---------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
-------------------- ------- ---------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,218,149 SHARES
--------- ----------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,218,149 SHARES
--------- ----------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]

--------- ----------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          12.0%**
--------- ----------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IV*
--------- ----------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.
**Percent of Class based on last available publicly disclosed number of outstanding shares of Common Stock less the total shares of Common Stock accepted by issuer in Tender Offer.

--------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------- ----------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                   (a) [X]
                                                                                                (b) [ ]
--------- ----------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- ----------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- ----------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [ ]
--------- ----------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
-------------------- ------- ---------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ---------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  1,218,149 SHARES
     Reporting       ------- ---------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
-------------------- ------- ---------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,218,149 SHARES
--------- ----------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,218,149 SHARES
--------- ----------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]

--------- ----------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          12.0%**
--------- ----------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------------------------------

**Percent of Class based on last available publicly disclosed number of outstanding shares of Common Stock less the total shares of Common Stock accepted by issuer in Tender Offer.

--------------------------------------------------------------------------------------------------------
CUSIP No. 168834109
--------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------- ----------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                   (a) [X]
                                                                                                (b) [ ]
--------- ----------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- ----------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          N/A
--------- ----------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [ ]
--------- ----------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          BRITISH
-------------------- ------- ---------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                 0
   Beneficially      ------- ---------------------------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                  1,218,149 SHARES
     Reporting       ------- ---------------------------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                  0
-------------------- ------- ---------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             1,218,149 SHARES
--------- ----------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,218,149 SHARES
--------- ----------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]

--------- ----------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          12.0%**
--------- ----------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------------------------------

**Percent of Class based on last available publicly disclosed number of outstanding shares of Common Stock less the total shares of Common Stock accepted by issuer in Tender Offer.

This Amendment No. 3 to the Statement on Schedule 13D amends and supplements Items 4, 5 and 6 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 30, 2001 and amended by Amendment No. 1 to the Statement on Schedule 13D filed on January 15, 2002 and Amendment No. 2 to the Statement on Schedule 13D filed on February 5, 2002 (collectively, the "Schedule 13D") by The Value Catalyst Fund Limited ("Catalyst"), Laxey Investors Limited ("LIL"), Laxey Investors L.P. ("Investors") and Laxey Partners Limited("Laxey"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of The Chile Fund, Inc. (the "Fund").


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to supplement the original Item 4 as follows:

On or about January 4, 2002, the Fund commenced a tender offer to purchase up to 3,379,976 of its issued and outstanding shares of Common Stock for cash at a price equal to 95% of the net asset value per share pursuant to the terms of the tender offer statement (the "Tender Offer"). The Tender Offer expired on February 4, 2002. Pursuant to the Tender Offer, each of Laxey, Catalyst, LIL and Investors tendered to the Fund certain of its beneficially owned shares of the Fund's Common Stock. On February 8, 2002, the Fund confirmed acceptance of 1,218,149 shares of Common Stock tendered by Laxey and its affiliates.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 264,451 shares of Common Stock, which represent approximately 2.6% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 264,451 shares of Common Stock, which represents approximately 2.6% of the issued and outstanding shares of the Common Stock. As of the date hereof, Investors, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 195,719 shares of Common Stock, which represents approximately 1.9% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners, through Laxey's discretionary authority over the Accounts, of the 493,278 shares of Common Stock held in the Accounts, which represents approximately 4.9% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. In addition, Laxey, together with Kingsnorth and Pegge, are the beneficial owners of 250 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 1,218,149 shares of Common Stock, constituting approximately 12.0% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 264,451 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 264,451 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with Investors the power to vote and dispose of 195,719 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 493,278 shares of Common Stock held in the Accounts. In addition, as of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 250 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 1,218,419 shares of Common Stock, constituting approximately 12.0% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

(c) Since the last filing on Schedule 13D, the following sale of Common Stock has been made by Catalyst pursuant to the Fund's Tender Offer:

     ---------------- ---------------------------------- ----------------------
       DATE OF SALE       NUMBER OF SHARES OF COMMON         PRICE PER SHARE
                                  STOCK SOLD
     ---------------- ---------------------------------- ----------------------
         02/08/02                   140,899                       $9.02
     ---------------- ---------------------------------- ----------------------


     Since the last filing on Schedule 13D, the following sale of Common Stock has been made by LIL pursuant to the Fund's Tender Offer:

     ---------------- ---------------------------------- ----------------------
       DATE OF SALE       NUMBER OF SHARES OF COMMON         PRICE PER SHARE
                                  STOCK SOLD
     ---------------- ---------------------------------- ----------------------
         02/08/02                   140,899                       $9.02
     ---------------- ---------------------------------- ----------------------


     Since the last filing on Schedule 13D, the following sale of Common Stock has been made by Investors pursuant to the Fund's Tender Offer:

     ---------------- ---------------------------------- ----------------------
       DATE OF SALE       NUMBER OF SHARES OF COMMON         PRICE PER SHARE
                                  STOCK SOLD
     ---------------- ---------------------------------- ----------------------
         02/08/02                   104,281                       $9.02
     ---------------- ---------------------------------- ----------------------


     Since the last filing on Schedule 13D, the following sale of Common Stock has been made on behalf of the Accounts pursuant to the Fund's Tender Offer:

     ---------------- ---------------------------------- ----------------------
       DATE OF SALE       NUMBER OF SHARES OF COMMON         PRICE PER SHARE
                                  STOCK SOLD
     ---------------- ---------------------------------- ----------------------
         02/08/02                   262,822                       $9.02
     ---------------- ---------------------------------- ----------------------

No separate transactions were undertaken by Kingsnorth or Pegge during the above time period.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to supplement the original Item 6 as follows:

Pursuant to the terms of the Tender Offer, each of Laxey, Catalyst, LIL and Investors tendered to the Fund certain of its beneficially owned shares of the Fund's Common Stock. On February 8, 2002, the Fund confirmed acceptance of 1,218,149 shares of Common Stock tendered by Laxey and its affiliates.

                                  SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated:  March 15, 2002

                                           THE VALUE CATALYST FUND LIMITED


                                           By:  /s/ James McCarthy
                                               ---------------------------
                                                 Name:  James McCarthy
                                                 Title: Chairman


                                           LAXEY INVESTORS LIMITED


                                           By:  /s/ Andrew Pegge
                                               ---------------------------
                                                 Name:  Andrew Pegge
                                                 Title: Director


                                           LAXEY PARTNERS LIMITED


                                           By:  /s/ Andrew Pegge
                                               ---------------------------
                                                 Name:  Andrew Pegge
                                                 Title: Director


                                            /s/ Colin Kingsnorth
                                           -------------------------------
                                           Colin Kingsnorth



                                            /s/ Andrew Pegge
                                           -------------------------------
                                           Andrew Pegge

                                           LAXEY INVESTORS L.P.

                                           By: Laxey Partners (GP) Limited,
                                               as General Partner


                                           By:  /s/ Andrew Pegge
                                               ---------------------------
                                                 Name:  Andrew Pegge
                                                 Title: Director`